Exhibit 99.1

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

		As of
		June 30,	December 31,
	Note	2026	2025
Assets
Non-current assets
Property, plant and equipment	5	1,919	1,989
Right-of-use assets	6	4,080	4,540
Intangible asset	8	50,416	50,416
Long-term financial assets	6	585	584
Total non-current assets		57,000	57,529

Current assets
Prepaid expenses	9	4,399	3,972
Accrued income		209	360
Other current receivables	3.2	3,514	978
Accounts receivable	3.1	9,922	—
Short-term financial assets	10	47,600	64,617
Cash and cash equivalents	10	27,757	26,795
Total current assets		93,401	96,722
Total assets		150,401	154,251

Shareholders' equity and liabilities

Shareholders’ equity
Share capital		2,263	2,253
Share premium		483,550	481,863
Treasury shares	11	(213)	(218)
Currency translation differences		9	7
Accumulated losses		(450,440)	(439,021)
Total shareholders’ equity		35,169	44,884

Non-current liabilities
Long-term deferred income	3.2	1,830	—
Long-term deferred contract revenue	3.1	806	2,339
Long-term lease liabilities	6	3,267	3,689
Net employee defined benefit liabilities		9,090	8,646
Total non-current liabilities		14,993	14,674

Current liabilities
Trade and other payables		1,513	2,068
Accrued expenses	7	7,122	8,067
Short-term deferred income	3.2	1,292	—
Short-term deferred contract revenue	3.1	89,477	83,706
Short-term lease liabilities	6	835	852
Total current liabilities		100,239	94,693
Total liabilities		115,232	109,367
Total shareholders’ equity and liabilities		150,401	154,251

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands except for per share data)

		For the Six Months
		Ended June 30,
	Note	2026	2025
Revenue
Contract revenue	3	16,232	2,296
Total revenue		16,232	2,296

Operating expenses
Research & development expenses		(22,220)	(32,742)
General & administrative expenses		(7,714)	(8,334)
Other operating income/(expense), net		107	21
Total operating expenses		(29,827)	(41,055)
Operating loss		(13,595)	(38,759)

Financial income		399	1,145
Financial expense		(126)	(103)
Exchange differences		395	(2,501)
Finance result, net	13	668	(1,459)

Loss before tax		(12,927)	(40,218)
Income tax expense		—	—
Loss for the period		(12,927)	(40,218)

Loss per share:	4
Basic and diluted loss per share for the period attributable to equity holders		(0.13)	(0.40)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

		For the Six Months
		ended June 30,
	Note	2026	2025
Loss for the period		(12,927)	(40,218)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		2	9
Other comprehensive income/(loss)		2	9
Total comprehensive loss, net of tax		(12,925)	(40,209)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(In CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2025		2,226	478,506	(218)	(368,239)	(5)	112,270
Loss for the period		—	—	—	(40,218)	—	(40,218)
Other comprehensive income		—	—	—	—	9	9
Total comprehensive loss		—	—	—	(40,218)	9	(40,209)

Share-based payments	12	—	—	—	2,679	—	2,679
Issuance of shares, net of transaction costs:
restricted share awards		10	1,172	—	(1,181)	—	1
exercise of options		0	2	—	—	—	2
Balance as of June 30, 2025		2,236	479,680	(218)	(406,959)	4	74,743

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2026		2,253	481,863	(218)	(439,021)	7	44,884
Loss for the period		—	—	—	(12,927)	—	(12,927)
Other comprehensive income		—	—	—	—	2	2
Total comprehensive loss		—	—	—	(12,927)	2	(12,925)

Share-based payments	12	—	—	—	2,628	—	2,628
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs		—	563	5	—	—	568
Issuance of shares, net of transaction costs:
restricted share awards		10	1,110	—	(1,120)	—	—
exercise of options		0	14	—	—		14
Balance as of June 30, 2026		2,263	483,550	(213)	(450,440)	9	35,169

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In CHF thousands)

		For the Six Months
		Ended June 30,
	Note	2026	2025
Operating activities
Loss for the period		(12,927)	(40,218)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	551	724
Depreciation of right-of-use assets	6	460	511
Finance (income)/expense, net	13	(479)	1,239
Share-based compensation expense	12	2,628	2,679
Change in net employee defined benefit liability		444	192
Interest expense	13	125	102
(Gain)/loss on sale of fixed assets		—	(15)
Changes in working capital:
(Increase)/decrease in prepaid expenses	9	(427)	1,760
(Increase)/decrease in accrued income		151	589
(Increase)/decrease in accounts receivable	3.1	(9,920)	—
(Increase)/decrease in other current receivables	3.2	(3,070)	(450)
(Decrease)/increase in accrued expenses	7	(945)	(620)
(Decrease)/increase in deferred contract revenue, short-term	3.1	5,771	(1,331)
(Decrease)/increase in deferred income, short-term	3.2	1,292	—
(Decrease)/increase in trade and other payables		(607)	242
(Decrease)/increase in deferred contract revenue, long-term	3.1	(1,533)	(964)
(Decrease)/increase in deferred income, long-term	3.2	1,830	—
Cash provided by/(used in) operating activities		(16,656)	(35,560)
Interest received		1,135	1,250
Interest paid		(119)	(94)
Finance expenses paid		(6)	(10)
Net cash flows provided by/(used in) operating activities		(15,646)	(34,414)

Investing activities
(Deposits)/maturities of short-term financial assets, net	10	17,017	27,801
Purchases of property, plant and equipment	5	(429)	(735)
Proceeds from sale of property, plant and equipment		—	15
Rental deposits	6	—	(170)
Net cash flows provided by/(used in) investing activities		16,588	26,911

Financing activities
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs		568	—
Proceeds from issuance of common shares – equity plan, net of transaction costs		14	3
Principal payments of lease obligations	6	(440)	(508)
Net cash flows provided by/(used in) financing activities		142	(505)

Net increase/(decrease) in cash and cash equivalents		1,084	(8,008)

Cash and cash equivalents at January 1		26,795	36,275
Exchange gain/(loss) on cash and cash equivalents		(122)	(2,545)
Cash and cash equivalents at June 30		27,757	25,722

Net increase/(decrease) in cash and cash equivalents		1,084	(8,008)

Supplemental non-cash activity
Capital expenditures in Trade and other payables or Accrued expenses		52	3

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group.

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Consolidated Financial Statements of AC Immune SA as of and for the six months ended June 30, 2026 were authorized for issuance by the Company’s Audit and Finance Committee on August 3, 2026.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Consolidated Financial Statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and such financial information should be read in conjunction with the audited consolidated financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2025.

Basis of measurement

These Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention.

Functional and reporting currency

These Interim Condensed Consolidated Financial Statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the US Dollar (USD). The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the
	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025
CHF/USD
Closing rate, USD 1	0.817	0.807	0.800
Weighted-average exchange rate, USD 1	0.795	0.873	0.840

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Consolidated Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Consolidated Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on Licensing and Collaboration Agreements (LCAs), (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) share-based compensation, (v) right-of-use assets and lease liabilities and (vi) our IPR&D asset (intangible asset). Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, trade payables, and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Accounting policies, new standards not yet effective, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025.

In May and December 2024, the IASB issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments clarify the requirements for determining contractual cash flows of financial assets, financial liabilities and lease liabilities, as well as guidance on contracts referencing nature-dependent electricity. These amendments are effective January 1, 2026. These amendments have been applied retrospectively and the adoption of these amendments did not have material effects on the Company's financial statements. The Company has elected to derecognize financial liabilities upon the settlement date for all of its electronic payment systems.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18). The new standard on presentation and disclosure in the financial statements will change the structure of the consolidated statements of income/(loss), require disclosures for certain profit or loss performance measure that are reported outside of the financial statements, and will enhance principles on aggregation and disaggregation within the notes to the financial statements.

IFRS 18 introduces new requirements for presentation within the consolidated statements of income/(loss), including specified totals and subtotals and classification of all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations. Although the new standard will have no impact on the Company’s net loss, the Company expects that the grouping of income and expenses in the consolidated statements of income/(loss) into the new categories will impact how operating profit (loss) is determined. Foreign exchange differences as well as interest income and expenses currently aggregated in net financial result will need to be disaggregated and classified in the category where the related income and expense from the underlying item is classified.

From the statement of cash flows perspective, the starting point for calculating cash flows from operating activities will change to operating profit (loss). Additionally, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

Other aspects of the standard which are still being assessed, but are not expected to have a material impact on presentation or disclosure include: New disclosures for management-defined performance measures (MPMs); the breakdown of nature of expenses for lines presented by function in the operating category of the consolidated statements of income/(loss).

The Company intends to adopt IFRS 18 for the reporting period commencing January 1, 2027. Upon adoption, a reconciliation will be disclosed for each line item in the consolidated statement of loss between the restated amounts and the amounts previously published upon transition of IAS 1 to IFRS 18. The Company is still assessing the detailed impact that the transition to IFRS 18 will have on the financial statements.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 6-K, after considering the Company’s cash position of CHF 27.8 million and short-term financial assets of CHF 47.6 million as of June 30, 2026. Hence, these unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from its LCAs and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

Contract revenues and other operating income

For the six months ended June 30, 2026, AC Immune generated CHF 16.2 million in contract revenue compared with CHF 2.3 million in the prior comparable period.

	For the Six Months
	Ended June 30,
in CHF thousands	2026	2025
Takeda	5,232	2,296
Lilly	11,000	—
Total contract revenue	16,232	2,296

3.1Licensing and collaboration agreements

For a discussion of our licensing and collaboration agreements for the fiscal year ended December 31, 2025, please refer to Note 14.1 “Licensing and Collaboration agreements” of our Annual Report on Form 20-F for the year ended December 31, 2025 filed on March 13, 2026.

Anti-Abeta Active Immunotherapy in AD – 2026 amendment agreement Takeda Pharmaceuticals, USA, Inc.

In February 2026, pursuant to the existing agreement described below, the Company signed an amendment to initiate the final Cohort in the ongoing phase 1b/2 ABATE trial of anti-Abeta active immunotherapy (“Cohort AD4” or “AD4”). Under the terms of the agreement, AC Immune is eligible to earn milestone payments upon pre-defined clinical achievements over the course of the study.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that the scope and price of this arrangement were defined at their standalone selling price in the original agreement below with no material right given. As a result, the activation of this amendment has been treated as a separate contract, and the responsibility for development, CMC, and regulatory activities of AD4 is considered a distinct performance obligation. This performance obligation is to be recognized over time, with the transaction price constrained by the achievement of future milestones throughout the study.

The Company achieved the first milestone under this arrangement in April 2026 upon the treatment of first patient in Cohort AD4 in ABATE in the amount of $12.0 million (CHF 9.5 million at the transaction date of April 30, 2026). The Company will recognize revenue related to the fulfilment of its obligation over time, using an input method reflecting the costs incurred relative to the total costs expected to be incurred. During the six months ended June 30, 2026, the Company recorded contract revenue of CHF 3.1 million related to this milestone, and deferred revenue of CHF 6.4 million, all of which is classified within short-term deferred contract revenue as the Company expects to realize the remainder within 12 months of the reporting date. The $12.0 million (CHF 9.8 million) milestone is outstanding in accounts receivable as of June 30, 2026.

Anti-Abeta Active Immunotherapy in AD – 2024 agreement Takeda Pharmaceuticals, USA, Inc.

In May 2024, the Company entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060 for the treatment of AD. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million in May 2024 and is eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.7) billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

Under the terms of the agreement, Takeda may terminate the agreement at any time by providing 90 days’ notice to the Company. If not otherwise terminated, the agreement shall continue until Takeda decides not to exercise its license option or until the expiration of all royalty obligations as outlined in the contract.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Takeda is a customer. The Company identified the following performance obligations under the contract: (i) a license option and (ii) development, chemistry, manufacturing, and controls (“CMC”) and regulatory activities as outlined in the development and CMC plans, which are necessary to deliver the data package to Takeda. AC Immune concluded that the license option is considered a material right, as the value of the license exceeds the option exercise fee, thereby considering it a distinct performance obligation. The development, CMC, and regulatory activities are treated as one distinct performance obligation because the underlying activities are not distinguishable in the context of the contract and are inputs to an integrated development program that will generate valuable data and information for Takeda in determining whether to exercise the option.

At the agreement's execution, the transaction price included only the upfront and non-refundable consideration of USD 100.0 (CHF 92.3) million. At inception, none of the development milestones, which may occur prior to the Takeda option exercise, were included in the transaction price, as all milestone amounts were fully constrained. The Takeda option exercise payment and any future development and commercial milestone payments, and royalties following the Takeda option exercise were excluded from the initial transaction price at contract inception. The option exercise fee is considered variable consideration as it depends on Takeda's decision to exercise. In assessing that future development or commercial milestones are fully constrained, the Company considered numerous factors, including that the receipt of these milestones is contingent upon success in future clinical trials and the licensee’s efforts, and thus not highly probable to obtain. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur, as they predominantly relate to the license that will be granted to Takeda upon exercise and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved or other changes in circumstances occur.

The valuation of each performance obligation involves estimates and assumptions, with the timing of revenue recognition determined by either delivery or the provision of services. In line with the allocation objective under IFRS 15, the Company allocated the USD 100.0 (CHF 92.3) million upfront payment within the transaction price to the license option and development, CMC, and regulatory activities, using the relative stand-alone selling price method. For the standalone selling price of the license option, the Company utilized an income-based approach, which included key assumptions such as the post-option development timeline and costs, revenue forecasts, discount rates, and probabilities of development and regulatory success. The standalone selling price for the development, CMC and regulatory activities was calculated using a cost-plus margin approach based on the estimated development timeline. The Company allocated the transaction price based on the relative standalone selling prices, assigning USD 87.4 (CHF 80.7) million to the license option and USD 12.6 (CHF 11.6) million to development, CMC, and regulatory activities.

The Company has deferred revenue recognition for the license option and will recognize the entirety of the revenue either when the option is exercised and Takeda obtains the exclusive license, or when the option expires. The Company will recognize revenue related to the development, CMC and regulatory performance obligation over the estimated period of completion of these obligations, using an input method reflecting the costs incurred relative to the total costs expected to be incurred.

During the six months ended June 30, 2026, the Company recorded contract revenue of CHF 2.1 million, reflecting its efforts under this agreement. As of June 30, 2026, the Company recorded CHF 84.0 million in deferred contract revenue related to the unsatisfied performance obligations under this agreement. The deferred contract revenue allocated to the license option is classified as short-term on the condensed consolidated balance sheets because, in accordance with IAS 1, the Company does not have the right to defer the settlement of that portion for at least twelve months after the reporting period. The deferred contract revenue allocated to development, CMC, and regulatory activities will be recognized over the remaining performance period and classified as either current or non-current on the condensed consolidated balance sheets, based on the expected timing of satisfaction of the performance obligations.

Morphomer Tau small molecule – 2018 license agreement with Eli Lilly and Company

In April 2026, the Company announced an agreement with Eli Lilly and Company (Lilly) to amend their 2018 license and collaboration agreement to research and develop Tau aggregation inhibitor small molecules for the potential treatment of Alzheimer’s disease (AD) and other neurodegenerative diseases. The amendment continues the research and collaboration to cover development of new lead Tau Morphomer® candidates and potential back-up compounds. AC Immune is eligible for further development, regulatory and commercial milestones of over CHF 1.7 billion, plus tiered percentage royalty payments in the low double digits, as previously disclosed.

Under this amendment, AC Immune received a CHF 10.0 million upfront payment and a subsequent milestone payment of CHF 1.0 million in the six months ended, June 30, 2026. The upfront payment was received upon delivery of a new pre-clinical data package for new lead Tau Morphomer® molecules under the amended agreement. The upfront payment and the subsequent milestone payment totaling CHF 11.0 million were fully recognized as contract revenue in the six months ended June 30, 2026 as the related performance obligations had been satisfied.

3.2Grant income

Grant from Vijay and Marie Goradia Charitable Foundation

In June 2026, the Company finalized the terms to receive a research grant of $4 million (CHF 3.2 million at transaction date) from The Vijay and Marie Goradia Charitable Foundation. The grant will support extending Part 1 of the ongoing Phase 2 VacSYn trial of ACI-7104, AC Immune’s anti-alpha-synuclein (a-syn) active immunotherapy, in early Parkinson’s disease (PD). As the Company has reasonable assurance that it will satisfy the underlying grant conditions and the grant will be received, the Company has recorded other current receivables of $4 million (CHF 3.2 million at recognition date) and related deferred income in the same amount. The deferred income will be recognized over the life of the study. As of June 30, 2026, CHF 0.1 million has been recognized under the arrangement, and CHF 3.1 million of income remains deferred. CHF 1.3 million of the deferred income is expected to be recognized over the next year and is thereby classified as short-term.

4.Loss per share

	For the Six Months
	Ended June 30,
In CHF thousands except for share and per share data	2026	2025
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(12,927)	(40,218)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	101,963,177	100,519,884
Basic and diluted loss per share for the period attributable to equity holders	(0.13)	(0.40)

In periods for which AC Immune has a loss, basic net loss per share is the same as diluted net loss per share. The Company has excluded from the calculation of diluted loss per share all potentially dilutive in-the-money share options. See “Note 12. Share-based compensation” for the potentially dilutive equity awards.

5.Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the six months ended June 30, 2026:

		IT	Lab	Leasehold
In CHF thousands	Furniture	equipment	equipment	improvements	Total
Acquisition cost:
Balance at December 31, 2025	334	2,545	10,935	1,890	15,704
Additions	—	70	406	5	481
Balance at June 30, 2026	334	2,615	11,341	1,895	16,186

Accumulated depreciation:
Balance at December 31, 2025	(290)	(2,277)	(9,754)	(1,395)	(13,715)
Depreciation expense	(10)	(93)	(310)	(138)	(551)
Balance at June 30, 2026	(300)	(2,370)	(10,064)	(1,533)	(14,267)

Carrying amount:
December 31, 2025	44	269	1,182	495	1,989
June 30, 2026	34	246	1,277	362	1,919

6.Right-of-use assets, long-term financial assets and lease liabilities

AC Immune recognized no additions for its right-of-use of leased assets for the six months ended June 30, 2026.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 5.5% for buildings, 3.3% for office equipment and 7.2% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the six months ended June 30, 2026:

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2025	4,469	51	20	4,540
Depreciation	(447)	(11)	(3)	(460)
Balance as of June 30, 2026	4,022	40	17	4,080

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the six months ended June 30, 2026, and 2025, the impact on the Company’s condensed consolidated statements of income/(loss) and the condensed consolidated statements of cash flows is as follows:

	For the Six Months
	Ended June 30,
In CHF thousands	2026	2025
Statements of income/(loss)
Depreciation of right-of-use assets	460	511
Interest expense on lease liabilities	119	92
Expense for short-term leases and leases of low value	322	365
Total	902	968

Statements of cash flows
Total cash outflow for leases	881	965

The following table presents the contractual undiscounted cash flows for lease obligations as of June 30, 2026:

As of
In CHF thousands	June 30, 2026
Less than one year	1,039
1-3 years	2,071
3-5 years	1,526
Total	4,636

The Company also has deposits in escrow accounts totaling CHF 0.6 million for leases of the Company’s premises as of June 30, 2026 and December 31, 2025. These deposits are presented in Long-term financial assets on the Company’s condensed consolidated balance sheets.

7.Accrued expenses

	As of
In CHF thousands	June 30, 2026	December 31, 2025
Accrued expenses	7,122	8,067
Total accrued expenses	7,122	8,067

Accrued expenses consists of accrued R&D costs, accrued payroll expenses and other accrued expenses totaling CHF 7.1 million and CHF 8.1 million as of June 30, 2026 and December 31, 2025, respectively.

8.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval and is therefore not currently being amortized. The carrying amount and net book value are detailed below:

	As of June 30, 2026			As of December 31, 2025
	Gross			Gross
	carrying	Accumulated	Net book	carrying	Accumulated	Net book
In CHF thousands	amount	amortization	value	amount	amortization	value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset not to be impaired as of December 31, 2025. As of June 30, 2026, the Company did not identify any triggering events that could result in an impairment of the IPR&D asset.

9.Prepaid expenses

Prepaid expenses include prepaid R&D costs, administrative costs and employee social obligations totaling CHF 4.4 million and CHF 4.0 million as of June 30, 2026 and December 31, 2025, respectively.

10.Cash and cash equivalents and short-term financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of June 30, 2026 and December 31, 2025:

	As of
In CHF thousands	June 30, 2026	December 31, 2025
Cash and cash equivalents	27,757	26,795
Total cash and cash equivalents	27,757	26,795

	As of
In CHF thousands	June 30, 2026	December 31, 2025
Short-term financial assets due in one year or less	47,600	64,617
Total short-term financial assets	47,600	64,617

For the six months ended June 30, 2026, the net proceeds reported as investing cash flows from the maturity of investments in short-term financial assets amounted to CHF 17.0 million, compared to net proceeds from the maturity of investments of CHF 27.8 million in the prior comparable period.

11.Share capital and Treasury shares

For a discussion of our at the market offering program with Jefferies LLC for the fiscal year ended December 31, 2025, please refer to Note 12 “Share capital” of our Annual Report on Form 20-F for the year ended December 31, 2025 filed on March 13, 2026.

As of June 30, 2026 and December 31, 2025, the Company had 10,673,993 and 10,899,773 treasury shares remaining, respectively.

12. Share-based compensation

Share-based option awards

As of June 30, 2026, there are equity-based instruments outstanding that the Company has granted under two different plans.

The Company’s 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders’ meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of June 30, 2026.

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

		Weighted-	Weighted-
		average	average
	Number of	exercise price	remaining
	options	(CHF)	term (years)
Outstanding at January 1, 2026	5,518,564	4.25	5.9
Forfeited during the period	(2,846)	2.60	—
Expired during the period	(188,967)	5.28	—
Exercised during the period	(21,508)	0.76	—
Granted during the period	609,347	2.30	—
Outstanding at June 30, 2026	5,914,590	3.54	6.2
Exercisable at June 30, 2026	5,059,248	3.75	5.7

Restricted share awards

A summary of share awards (restricted share and restricted share units) activity as of June 30, 2026 and changes during six months ended is presented below:

		Weighted-
		average
	Number of	grant date fair
	shares	value (CHF)
Non-vested at December 31, 2025	763,816	2.62
Forfeited during the period	(53,409)	2.63
Exercised during the period	(164,902)	2.57
Granted during the period	1,243,267	2.42
Vested during the period	(483,081)	2.33
Non-vested at June 30, 2026	1,473,029	2.55
Vested and exercisable at June 30, 2026	2,891,435	2.83

The expense charged against the income statement was CHF 2.6 million and CHF 2.7 million for the six months ended June 30, 2026 and 2025, respectively. The expense is determined by the Company based on the number of instruments that are expected to become exercisable.

13.Finance result, net

For the six months ended June 30, 2026 and 2025, the net finance result amounted to a gain of CHF 0.7 million and a loss of CHF 1.5 million, respectively. The increase in 2026 is primarily related to favorable exchange differences in the current period compared the prior year-to-date balance, driven by movement in the CHF versus foreign currencies, predominantly the US Dollar. This favorable change is partially offset by the period over period decrease in financial income due to interest received on net investments in short-term financial assets.

14.Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Consolidated Financial Statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these Interim Condensed Consolidated Financial Statements.